METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-763

March 21, 2013

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Barberich, Assistant Chief Accountant
          Wilson K. Lee, Staff Accountant

Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) - Form 10-K for fiscal year ended December 31, 2011

Ladies and Gentlemen:

On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of ARL in response to a letter of comment from the Staff of the Securities and Exchange Commission dated February 13, 2013.  Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of ARL at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Gene S. Bertcher
Executive Vice President and Chief Financial Officer
American Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated February 13, 2013 with respect to
Form 10-K for the fiscal year ended December 31, 2011
American Realty Investors, Inc.
Commission File No. 001-15663
_________________

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated February 13, 2013 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2011 of American Realty Investors, Inc. (the “Company” or “ARL”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Significant Real Estate Acquisitions/Dispositions and Financings, page 6

Comment/Observation No. 1.  We have reviewed your responses to prior comments 1 and 7.  We note that you continued to be obligated under a mortgage note or guaranty, received no cash consideration from the sales, and no transaction was actually recorded.  Furthermore, your responses indicate that the business reason for the sales is that the buyers have extensive experience in the process of filing for Chapter 11 bankruptcy protection in order to facilitate a reorganization of the business assets and debt or assist in the liquidation of such assets and substantially more staff and time available to assist the entity or asset in a reorganization of liquidation plan.  It appears that in substance the transactions are akin to the receipt of services from the related or third parties.  Please clarify to us what consideration, if any, these parties received related to these transactions.

Response to Comment/Observation No. 1.  The parties received no direct compensation or consideration related to the transactions described.  The Company’s practice has been to first attempt a restructuring of the obligations for financially challenged assets which, if not completed to the satisfaction of the Company, may result in a disposition of the asset to another entity generally controlled by persons who have extensive experience and available staff to engage in the “workout” process.  While the Company pays no direct compensation or consideration to such persons or entities, one individual owns and controls Sunridge Management Group, Inc. (“Sunridge”), which is one of up to four property management entities utilized by the Company and its subsidiaries.  Sunridge currently manages 25 residential apartment properties, out of 48 owned by the Company and its subsidiaries.  All third party management entities (both residential and commercial) used by the Company are compensated at market rates and also provide services to others unrelated to the Company.  While no formal agreement exists, it is generally understood that the Company will take into consideration the efforts by the owner of Sunridge when determining which and how many properties will be assigned to a particular management company.

Comment/Observation No. 2.  In addition, please revise in future filings to more clearly disclose the terms of the transactions, how the transactions were accounted for, and how any gain or loss was calculated.  Please provide us with your proposed disclosure.

Response to Comment/Observation No. 2.  The following compares an example of one prior disclosure and a suggested corrected disclosure as an example only:

Prior Disclosure: On March 1, 2012, we sold 100% of our interests in LaDue, LLC to ABC Land  & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. We provided $1.3 million in seller-financing with a five-year note receivable. The note accrues interest at 5% and is payable at maturity on March 1, 2017. The buyer assumed the existing mortgage of $0.6 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

Suggested Corrected Disclosure: On March 1, 2012, we sold 100% of our interests in LaDue, LLC to ABC Land & Development, Inc., a related party, for a sales price of $1.9 million. This entity owns 8.01 acres of land known as LaDue land located in Dallas County, Texas. A five-year note was issued by the buyer as consideration in the amount of $1.3 million, with an interest rate of 5%, payable at maturity on March 1, 2017, and the buyer assumed the existing mortgage of $0.6 million, secured by the property. The Company will not recognize or record the sale in accordance with ASC 360-20 due to the Company’s continuing involvement with the property, which includes the potential payment of future operating shortfalls and obligations under the existing mortgage and guaranty, the buyer’s inadequate initial investment and questionable recovery of the Company’s investment cost.  As no sale is recognized for financial reporting purposes, the asset remains on the Company’s books and operating expenses and depreciation continue as a period cost until a sale occurs that meets the requirements of ASC 360-20.

Note 2.  Real Estate

Acquisitions/Dispositions, page 60

Comment/Observation No. 3.  Your response to prior comment 6 indicates that a majority of the transactions are with entities that are unrelated third parties.  Please tell us why these parties were identified in your disclosure as related parties under common control (e.g. FRE Real Estate, Inc., Liberty Bankers Life Insurance Company, etc.).  In addition, described for us in detail the company’s current and past relationship with these entities and affiliates, including but not limited to, the nature of the company’s relationship with Ronald F. Akin and F. Terry Shumate.

Response to Comment/Observation No. 3.  Hasty preparation of certain disclosures in the 2011 Form 10-K may have resulted in references to items as “related parties under common control” which should have only been identified as “related parties” due to one or more factors. The response to prior comment 6 in the Company’s response dated January 15, 2013 contains correct statements about the various entities so identified as of that date.

In past years, the Trust which owns Realty Advisors Management, Inc., subsidiaries of which own the controlling interest in ARL, also held an ownership interest in Liberty Bankers Life Insurance Company (“LBLIC”). Effective December 31, 2011, the Trust disposed of its ownership interest in LBLIC and LBLIC ceased to be a “related party under common control.”

FRE Real Estate, Inc. is an indirect subsidiary of ABC Land & Development, Inc., which is controlled by Ronald F. Akin and owned by Akin and DTS Holdings, LLC. While FRE Real Estate, Inc. and ABC Land & Development, Inc. may be “related parties” for other reasons, neither is under “common control” with ARL and any reference to that phrase in any disclosure was simply incorrect.

The relationships between the Company and the several entities referred to in the prior response to prior comment 6 is that in one or more instances the Company or one of its subsidiaries has transferred/sold to one of the entities an item of encumbered real property (or an entity which owns encumbered real property) for such entity to attempt a “workout” with a creditor. During the “workout” the entity obligated on the indebtedness has continued involvement with the asset, including the payment/funding of operating “shortfalls” and possible payment of part of the indebtedness. If a “workout” results in a restructuring of the indebtedness, the asset is often returned to the entity obligated on the debt; if not, the asset may be the subject of a further disposition (including foreclosure) to the Creditor or an independent third party.

The Company’s relationship with F. Terry Shumate ( who passed away in July 2011) was that he owned, with his wife, DTS Holdings, LLC.

The Company’s relationship with Ronald F. Akin is that he also controls Sunridge Management Group, Inc., a residential management entity that provides management services to a number of residential properties owned by the Company and/or its subsidiaries [see Response to Comment/Observation No. 1 above.]

Note 16.  Quarterly Results of Operations, page 86

Comment/Observation No. 4.  Your response to prior comment 13 indicates that you will correct your disclosure in future filings.  Please note that we would consider any amendments to your current Form 10-K to be future filings.

Response to Comment/Observation No. 4.  We acknowledge that the Staff will consider any amendments to the Company’s Form 10-K for the fiscal year ended December 31, 2011 to be a “future filing.”

AMERICAN REALTY INVESTORS, INC.

ACKNOWLEDGMENT

The undersigned, on behalf of American Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated February 13, 2013, do hereby acknowledge on behalf of the Company that:

1. The Company is responsible for the adequacy and accuracy of disclosure in filings with the Securities and Exchange Commission (the “Commission”).

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 21st day of March, 2013.

AMERICAN REALTY INVESTORS, INC.

By: /s/ Gene S. Bertcher
Gene S. Bertcher, Executive Vice
President and Chief Financial Officer